                                                Filed Pursuant to Rule 424(b)(1)
                                                   Registration Number 333-53484

PROSPECTUS



                                JANUARY 22, 2001


                                1,422,170 Shares

                                  ABAXIS, INC.

                                  Common Stock

     The selling shareholders of Abaxis, Inc. listed on page 13 may offer and resell up to 1,422,170 shares of Abaxis common stock under this prospectus, for each of their own accounts. The number of shares the selling shareholders may sell includes both shares of common stock that they may receive if they either convert their shares of Series D Preferred Stock or exercise warrants to acquire shares of our common stock. We will not receive any proceeds from such sales.

     We issued shares of our Series D Preferred Stock in a private transaction that closed on October 4, 2000 and November 17, 2000 to the selling shareholders. We also concurrently issued warrants to purchase 328,900 shares of our common stock to the same selling shareholders. In addition, we issued a warrant to purchase 150,000 shares of our common stock in connection with the sale of our Series D Preferred Stock.


     Our common stock is quoted on the Nasdaq National Market under the symbol "ABAX." On January 19, 2001, the last sale price of our common stock was $5.86.


     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     The shares have not been approved or disapproved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is January 22, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT ABAXIS................................................    1
RISK FACTORS................................................    2
WHERE YOU CAN FIND MORE INFORMATION.........................    9
FORWARD-LOOKING INFORMATION.................................   10
USE OF PROCEEDS.............................................   10
SELLING SHAREHOLDERS........................................   10
PLAN OF DISTRIBUTION........................................   13
LEGAL MATTERS...............................................   13
EXPERTS.....................................................   13

                                  ABOUT ABAXIS

     Abaxis, Inc. (the "Company"), incorporated in California in 1989, develops, manufactures and markets portable blood analysis systems for use in any patient-care setting to provide clinicians with rapid blood constituent measurements. The Company's primary product is a system consisting of a compact
6.9 kilogram analyzer and a series of single-use plastic discs called reagent discs containing all the chemicals required to perform a panel of up to 12 tests. The system can be operated with minimal training and performs multiple routine tests on whole blood, serum or plasma using either venous or fingerstick samples. The system provides test results in less than 15 minutes with the precision and accuracy equivalent to a clinical laboratory analyzer. The Company currently markets this system for veterinary use under the name VetScan(R) and Vetscan HMT (DXS System) and in the human medical market under the name Piccolo(R).

     The Company has its primary operations and all of its employees in the United States. Approximately 82%, 84% and 71% of the Company's revenues are from the United States, 13%, 9% and 7% are from Europe, 5%, 7% and 22% are from Asia and Latin America during fiscal year 2000, 1999 and 1998 respectively. The Company offers its point-of-care blood chemistry analyzer system with a total of 19 test methods. The Company's repertoire of test methods includes albumin, amylase, alkaline phosphates (ALP), alanine aminotransferase (ALT), aspartate aminotransferase (AST), calcium, creatinine, creatine kinase (CK), glucose, glutamyl transferase (GGT), potassium, total bilirubin, total cholesterol, urea nitrogen (BUN), total protein, uric acid, thyroxine (T4), CO2 and sodium. Seventeen of these tests are marketed for both human and veterinary markets. Tests for uric acid are marketed only in the human market, and tests for T4 are marketed exclusively in the veterinary market. The Company markets its reagent products by configuring these 19 test methods in panels that are designed to meet a variety of clinical diagnostic needs. The Company currently offers 5 multi-test reagent disc products in the human medical market and 6 reagent discs in the veterinary market.

     Our principal executive offices are located at 3240 Whipple Road, Union City, California 94587. Our telephone number is (510) 441-6161.

     VetScan and Piccolo are registered trademarks of Abaxis, Inc. Other trademarks that we may refer to in this prospectus belong to their respective owners.

                                  RISK FACTORS

     This prospectus contains, or incorporates by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. These statements accurately reflect our current view with respect to future events and financial performance. The future events that we describe in these risk factors involve risks and uncertainties, among them are risks and uncertainties related to:

     1. the market acceptance of our products;

     2. our continuing development of our products;

     3. obtaining required Food and Drug Administration clearance and other federal, state and local government approvals;

     4. the manufacture and distribution of our products on a commercial scale;

     5. general market conditions; and

     6. competition.

     When used in this prospectus, or in the documents incorporated by reference herein, the words "anticipates," "believes," "expects," "intends," "plans," "future," and similar expressions identify forward-looking statements. Our actual results could differ materially from those that we project in the forward-looking statements as a result of factors that we have set forth throughout this document as well as factors of which we are currently not aware.

     Your investment in the shares being offered by the selling shareholders in this prospectus involves a high degree of risk and should not be made by you if you cannot afford the loss of your entire investment. In addition to the other information in this prospectus, or incorporated in this prospectus by reference, you should consider carefully the following risk factors before investing in the common stock offered by the prospectus:

WE HAVE ONLY RECENTLY BECOME PROFITABLE AND WE HAVE LARGE CUMULATIVE NET LOSSES; WE CANNOT ASSURE THAT WE WILL REMAIN PROFITABLE

     Although we were formed in 1989, we have only been profitable since the quarter ended December 31, 1999. We have incurred cumulative net losses of approximately $60 million. We expect our losses to continue through at least the first half of fiscal year 2000. Our ability to be consistently profitable will depend, in part, on our ability to increase our sales volumes of our VetScan and Piccolo products. Increasing our sales volume of our products will depend upon our ability to:

     1. continue to develop our products;

     2. obtain necessary government approval for our products, including for their use in the treatment of human beings;

     3. increase our sales and marketing activities;

     4. increase our manufacturing activities; and

     5. effectively compete against current and future competitors.

     We cannot assure you that we will be able to successfully increase our sales volumes of our products to achieve profitability.

A NUMBER OF FACTORS EFFECT OUR PERIODIC RESULTS AND THUS WE ARE UNABLE TO PREDICT SALES IN FUTURE QUARTERS

     We are not able to accurately predict our sales in future quarters. In any quarter, we derive a significant portion of our revenues from sales to a limited number of distributors who resell our products to the ultimate user. While we are better able to predict sales of our reagent discs, as we sell these discs primarily for use with analyzers that we sold in prior periods, we generally are unable to predict with much certainty sales of our analyzers, as we typically sell our analyzers to new users. Accordingly, our sales in any one quarter are not indicative of our sales in any future period. In addition, we generally operate with limited order backlog, because we ship our products shortly after we receive the orders from our customers. As a result, our product sales in any quarter are generally dependent on orders that we receive and ship in that quarter. We base our expense levels, which are to a large extent fixed, in part on our expectations as to future revenues. We may be unable to reduce our spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any such shortfall would have an immediate, material and adverse impact our operating results and financial condition. In addition, we have historically experienced a decrease in our sales, especially in Europe, in our second and third quarters. Accordingly, we believe that period to period comparisons of our results of operations are not necessarily meaningful.

     Our periodic operating results have varied in the past. In the future, we expect our periodic operating results to vary significantly depending on, but not limited to, a number of factors, including:

      1. the level of competition in the markets in which we compete;

      2. the size and timing of sales orders that we receive from our customers;

      3. market acceptance of our current and future products;

      4. new product announcements made by us or our competitors;

      5. changes in our pricing structures or the pricing structures of our competitors;

      6. our ability to develop, introduce and market new products on a timely basis;

      7. the costs, and possible supply constraints, of the components that we use to build our products;

      8. our manufacturing capacities and our ability to increase the scale of these capacities;

      9. the mix of product sales between our analyzer and our reagent disc products;

     10. the different sales channels available to us;

     11. the limited size of our sales force;

     12. the amount we spend on research and development;

     13. changes in our strategy;

     14. changes in our key personnel;

     15. changes in regulatory matters; and

     16. general economic trends in the economy.

WE MAY NEED ADDITIONAL FUNDING IN THE FUTURE AND THESE FUNDS MAY NOT BE AVAILABLE TO US

     We believe that our existing capital resources, bank and equipment financing loans and anticipated revenue from the sales of our products will be adequate to satisfy our currently planned operating and financial requirements through fiscal year 2001, although no assurances can be given. We will need additional funds, however, if we do not achieve anticipated revenue from the sale of our Piccolo and VetScan products. In addition, we expect to incur substantial additional costs to support our future operations, including:

     1. further commercialization of our products and development of new test methods to allow us to further penetrate the human diagnostic market and the veterinary diagnostic market;

     2. our need to acquire capital equipment for our manufacturing facilities, which includes the ongoing development and implementation of automated manufacturing lines to provide capacity for the production of commercial volumes of our products;

     3. research and design costs related to the continuing development of our current and future products; and

     4. additional pre-clinical testing and clinical trials for our current and future products.

     To the extent that our existing resources and anticipated revenue from the sale of the Piccolo and VetScan products are insufficient to fund our activities, we will have to raise additional funds from the issuance of public or private equity or debt securities. We may not be able to raise additional funding, or if we are able to, we may not be able to raise funding on acceptable terms. We may dilute then-existing shareholders if we raise additional funds by issuing new equity securities. Alternatively, we may have to relinquish rights to certain of our technologies, products and/or sales territories if we are required to obtain funds through arrangements with collaborative partners. If we are unable to raise needed funds, we may be required to curtail our operations significantly. This would materially adversely affect our future operating results and financial condition.

WE HAVE LIMITED MARKETING AND DISTRIBUTION EXPERIENCE AND FEW RESOURCES TO DEVOTE TO MARKETING AND DISTRIBUTION

     We have been marketing our VetScan System products to the veterinary diagnostic market and our Piccolo System in the human diagnostic market for less than five years each. Accordingly, we have very limited marketing and distribution experience. Further, we have limited resources to devote to marketing and distribution. In particular, we have only fifteen full-time sales personnel involved in our sales and marketing activities. While these individuals work with our distribution partners both domestically and internationally to extend our market reach, the primary selling activities are often done by these individuals. If we are to increase our sales, we will need to increase the size of our sales force. However, we may be constrained from growing our sales force by our financial resources and the availability of qualified sales personnel. This means that we may not be able to build an effective sales and marketing organization, or we may not be able to establish an extensive and effective distribution network. We cannot assure you that:

     1. we will be able to build a successful sales and marketing organization;

     2. we will be able to establish effective distribution arrangements;

     3. any distribution arrangements that we are able to establish will be successful in marketing our products; or

     4. the costs associated with marketing and distributing our products will not be excessive.

WE NEED TO DEVELOP ADDITIONAL REAGENT DISCS FOR THE HUMAN DIAGNOSTIC MARKET IF WE ARE TO COMPETE IN THAT MARKET

     We have developed a blood analysis system that consists of a portable blood analyzer and single-use reagent discs. Each reagent disc performs a series of standard blood tests. We believe that it is necessary to develop additional series of reagent discs with various tests for use with the Piccolo and VetScan systems. Currently, we have primarily developed reagent discs suitable for the veterinary diagnostic market. In order to be competitive in the more lucrative human diagnostic market, we need to develop additional reagent discs that include certain standard tests for which the medical community receives reimbursements from third party payors such as HMOs and Medicare. The tests that we need to develop to compete in the human diagnostic market are the standard electrolyte test for chloride, which is currently in clinical testing, and a test for lipids, which is currently under development. We may not be able to develop these new reagent discs on a timely and cost effective basis. Also, we may not be able to obtain regulatory clearance for these new reagent discs. Further, even if we gain regulatory approval, we may not be able to successfully manufacture or market the reagent discs. Our failure to meet one or more of these challenges will materially adversely effect our operating results and financial condition.

WE RELY ON SOLE DISTRIBUTOR ARRANGEMENTS IN A NUMBER OF COUNTRIES AND WE HAVE EXPERIENCED A HIGH DEGREE OF DISTRIBUTOR TURNOVER INTERNATIONALLY

     We have limited experience and resources in marketing and distributing our products in international markets. We currently have exclusive distribution agreements in the following countries: Argentina, Australia, Austria, France, Germany, Greece, Hong Kong, Italy, Japan, Korea, Mexico, New Zealand, Norway, Portugal, Spain, Switzerland, Turkey; and the United Kingdom.

     Our distributor in each of these countries is responsible for obtaining the necessary approvals to sell our products. These distributors may not be successful in obtaining proper approvals for our products in their respective countries, and they may not be successful in marketing our products. We plan to enter into additional distribution agreements to expand our international distribution base and solidify our international presence. However, we may not be successful in entering into additional distributor agreements. Our distributors may, and have in the past, terminate their relationship with us at any time. If that happens, we may not be able to negotiate acceptable alternative distribution relationships. Moreover, we have experienced a high degree of turnover among our international distributors which makes it difficult for us to establish a steady distribution network overseas. Should we be unable to establish such a reliable overseas distribution network for any of these reasons, we will not be successful in marketing our Piccolo and VetScan products internationally and our operating results will be materially and adversely affected.

WE MAY BE UNSUCCESSFUL IN EXPANDING OUR LIMITED MANUFACTURING CAPACITY

     We have limited manufacturing capacity and we recently relocated our corporate headquarters and manufacturing facility from Sunnyvale, California to a new facility in Union City, California. Because our products are highly complex, it is difficult for us to manufacture them through an assembly line process. Furthermore, we will need to obtain government approval for our new facility and are subject to periodic regulatory inspections. While we believe that the autoline assembly system that we are installing will be adequate for our current needs, we may not be able to increase the scale of the autoline system to handle either (1) larger volume production or (2) the production of new or varied products. Further, all aspects of such a scale-up must comply with applicable governmental regulations. We may encounter significant delays or incur unforeseen costs in expanding our manufacturing capacity because of the complexities described above. In addition, we will need to continue to develop the infrastructure that we require to effectively manage our manufacturing operations. The process of manufacturing sufficient quantities of our products can be expensive, time-consuming and complex. We may not be able to obtain necessary regulatory approval for our new facility in a timely fashion or on an ongoing basis. Furthermore, we may not be able to successfully add technical and non-technical personnel that we need to meet the additional staffing requirements that any increase in production would require. If we are unable to develop such increased manufacturing capabilities and infrastructure with appropriate quality, at acceptable costs and on a timely basis, our business or future financial condition will be materially adversely affected.

WE DEPEND ON SOLE SUPPLIERS FOR SEVERAL KEY COMPONENTS TO OUR PRODUCTS

     We use several components that are currently available from limited or sole sources. A single injection molding manufacturer currently makes the molded plastic discs which, when loaded with reagents and welded together, form our reagent disc products. We believe that only a few manufacturers are capable of producing these discs to the narrow tolerances that we require; to date, we have only qualified one manufacturer to manufacture the molded plastic discs. Moreover, we currently depend on a single vendor for some of the chemicals that we use to produce the dry reagent chemistry beads. Further, our analyzer products use several technologically advanced components that are each available only from single vendors. Because we are dependent on a limited number of suppliers and manufacturers for critical components to our products, we are particularly susceptible to any interruption in the supply of these products or the viability of our assembly arrangements. The loss of one of these suppliers or a disruption in our manufacturing arrangements would materially adversely affect our business and future financial condition.

COMPETITION FROM LARGER, BETTER ESTABLISHED ENTITIES SUCH AS HOSPITALS AND COMMERCIAL LABORATORIES

     Blood analysis is a well established field in which there are a number of competitors that have substantially greater financial resources and larger, more established marketing, sales and service organizations than we do. We compete with the following organizations:

     1. commercial clinical laboratories;

     2. hospitals clinical laboratories; and

     3. manufacturers of bench top multi-test blood analyzers and other testing systems that health care providers can use "on-site."

     We may not be able to compete with these organizations or their products or with future organizations or future products.

     Historically, hospitals and commercial laboratories perform the most human medical testing, and commercial laboratories perform the most veterinary medical testing. Our products compete with the commercial and hospital laboratories with respect to:

     1. range of tests offered;

     2. the immediacy of results;

     3. cost effectiveness;

     4. ease of use; and

     5. reliability of results.

     We believe that we compete effectively on each of these factors except for the range of tests offered. Clinical laboratories are effective at processing large panels of tests using skilled technicians and complex equipment. While our current offering of reagent discs cannot provide the same range of tests, we believe that our products provide a sufficient breadth of test menus to compete successfully with clinical laboratories, in certain limited markets, on the basis of the other four factors. However, we cannot assure a potential investor that we will continue to be able to compete effectively on (1) cost effectiveness, (2) ease of use, (3) immediacy of results or (4) reliability of results. We also cannot assure a potential investor that we will ever be able to compete effectively on the basis of range of tests offered.

     Competition in the human and veterinary diagnostic markets is intense. Most of our competitors have significantly greater financial and other resources than we do. In particular, many of our competitors have large sales forces and well-established distribution channels. Consequently, we must develop our distribution channels and improve our direct sales force in order to compete in these markets.

CHANGES IN THIRD PARTY PAYOR REIMBURSEMENT REGULATIONS CAN NEGATIVELY EFFECT OUR BUSINESS

     By regulating the maximum amount of reimbursement they will provide for blood testing services, third party payors, such as HMOs, pay-per-service insurance plans, Medicare and Medicaid, can indirectly affect the pricing or the relative attractiveness of our human testing products. For example, the Health Care Financing Administration sets the level of reimbursement of fees for blood testing services for Medicare beneficiaries. If third party payors decrease the reimbursement amounts for blood testing services, it may decrease the amount that physicians and hospitals are able to charge patients for such services. Consequently, we will need to charge less for our products. If the government and third party payors do not provide for adequate coverage and reimbursement levels to allow health care providers to use our products, the demand for our products will decrease.

WE ARE SUBJECT TO NUMEROUS GOVERNMENTAL REGULATIONS

Need for FDA certification for our Medical Device Products.

     Our Piccolo products are regulated under the 1976 Medical Device Amendments to the Food, Drug and Cosmetic Act, which is administered by the United States Food and Drug Administration (the "FDA"). The FDA classified our initial Piccolo products as "Class II" devices. Class II devices require us to submit to the FDA a pre-market notification form or 510(k). The FDA uses the 510(k) to substantiate product claims that are made by medical device manufacturers prior to marketing. In our 510(k) notification, we must, among other things, establish that the product we plan to market is "substantially equivalent" to (1) a product that was on the market prior to the adoption of the 1976 Medical Device Amendment or (2) to a product that the FDA has previously cleared under the 510(k) process. The FDA review process of a 510(k) notification can last anywhere from three months to over year, and the FDA must issue a written order finding "substantial equivalence" before a company can market a medical device. To date, we have received market clearance from the FDA for our Piccolo System and 16 reagents tests that we have on four reagent discs. We are currently developing additional tests that the FDA will have to clear through the 510(k) notification procedures. These new test products are crucial for our success in the human diagnostic market. If we do not receive 510(k) clearance for a particular product, we will not be able to sell that product in the United States.

Need to Comply with Manufacturing Regulations

     The 1976 Medical Device Amendment also requires us to manufacture our Piccolo products in accordance with Good Manufacturing Practices guidelines. Current Good Manufacturing Practice requirements are set forth in the quality system regulation. These requirements regulate the methods used in, and the facilities and controls used for, the design, manufacture, packaging, storage, installation and servicing of our medical devices intended for human use. Our manufacturing facility is subject to periodic audits. In addition, various state regulatory agencies may regulate the manufacture of our products. For example, we have obtained a license from the State of California to manufacture our products. In September 1996, the FDA granted our Sunnyvale, California manufacturing facility "in compliance" status, based on the regulations for Good Manufacturing Practices for medical devices. We are scheduled for inspection by the FDA and the State of California on a routine basis, typically once every 24 months. We cannot assure an investor that we will successfully pass an inspection by the FDA or the State of California of our new facility in Union City, California. In addition, we cannot assure an investor that we can comply with all current or future government manufacturing requirements and regulations. If we are unable to comply with the regulations, or if we do not pass routine inspections, our business and future results of operations will be materially adversely effected.

Effects of the Clinical Laboratory Improvement Amendments on our Products.

     Our Piccolo products are affected by the Clinical Laboratory Improvement Amendments of 1988. The Clinical Laboratory Improvement Amendments are intended to insure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The current Clinical Laboratory Improvement Amendments divide laboratory tests into three categories: "simple," "moderately complex" and "highly complex." Tests performed using the Piccolo system are in the "moderately complex" category. This category requires that any location in which testing is performed be certified as a laboratory. Hence, we can only sell our Piccolo products to customers who meet the standards of a laboratory. To receive "laboratory" certification, a testing facility must be certified by the Health Care Financing Administration. After the testing facility receives a "laboratory" certification, it must then meet the Clinical Laboratory Improvement Amendments regulations. Because we can only sell our Piccolo products to testing facilities that are certified "laboratories," the market for our products is correspondingly constrained. In an effort to expand the market for our Piccolo products, we have filed an application to have our Piccolo products exempted from the Clinical Laboratory Improvement Amendments. If our exemption request is denied, we will continue to be subject to the Clinical Laboratory Improvement Amendments. Consequently, the market for our Piccolo products will be confined to those testing facilities that are certified as "laboratories" and our growth will be limited accordingly.

We are subject to various federal, state and local regulations.

     Federal and state regulations regarding the manufacture and sale of health care products and diagnostic devices may change. We cannot predict what impact, if any, such changes would have on our business. In addition, as we continue to sell in foreign markets, we may have to obtain additional governmental clearances in those markets. We may not be able to obtain regulatory clearances for our products in the United States or in foreign markets, and the failure to obtain these regulatory clearances will materially adversely affect our business and results of operations.

     Although we believe that we will be able to comply with all applicable regulations of the Food and Drug Administration and of the State of California, including Quality System Regulations, current regulations depend on administrative interpretations. Future interpretations made by the Food and Drug Administration, the Health Care Finance Administration or other regulatory bodies may adversely affect our business.

WE RELY ON PATENTS AND OTHER PROPRIETARY INFORMATION, THE LOSS OF ANY OF WHICH WOULD NEGATIVELY AFFECT OUR BUSINESS

     As of November 1, 2000, we have filed twenty-two patent applications in the United States and have been issued twenty patents. Additionally, we have filed several international patent applications covering the same subject matter as our domestic applications. The patent position of any medical device manufacturer, including Abaxis, is uncertain and may involve complex legal and factual issues. Consequently, we may not be issued any additional patents, either domestically or internationally. Furthermore, our patents may not provide significant proprietary protection because there is a chance that they will be circumvented or invalidated. We cannot be certain that we were the first creator of the inventions covered by our issued patents or pending patent applications, or that we were the first to file patent applications for these inventions, because (1) the United States Patent and Trademark Office maintains all patent applications in secrecy until it issues the patents and (2) publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months.

     In addition, we may need to license or circumvent certain patents to produce our products. Moreover, we may have to participate in interference proceedings, which are proceeding in front of the U.S. Patent and Trademark Office, to determine who will be issued a patent. These proceedings could be costly and could be decided against us.

     Although we have not had infringement claims filed against us to date, we may in the future be sued by third parties who claim that our products violate their intellectual property rights. We may not be successful in defending ourselves against such claims. Even if we are successful, the defense of such claims would be expensive and would divert management's focus away from running our business. Consequently, any infringement claim, even if without merit, could adversely affect our business.

     We also rely upon copyrights, trademarks and unpatented trade secrets. Others may independently develop substantially equivalent proprietary information and techniques that would undermine our proprietary technologies. Further, others may gain access to our trade secrets or disclose such technology. Any of these events would negatively impact our business.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT AND SCIENTIFIC STAFF, AND WE MUST RETAIN AND RECRUIT QUALIFIED INDIVIDUALS IF WE ARE TO BE COMPETITIVE

     We are highly dependent on the principal members of our management and scientific staff. The loss of any of these key personnel might impede the achievement of our business objectives. We currently do not maintain key man life insurance on any of our employees. Furthermore, in order to be successful, we must recruit and retain additional qualified marketing, sales and manufacturing personnel. Although we believe that we will be successful both in retaining our current management and scientific staff and attracting and retaining skilled and experienced marketing, sales and manufacturing personnel, we may not be able to employ such personnel on acceptable terms because numerous medical products and other high technology companies compete for the services of these qualified individuals.

WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND WE MAY NOT HAVE SUFFICIENT PRODUCT LIABILITY INSURANCE

     Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing and marketing of human medical products. We currently maintain product liability insurance. We believe that this insurance is adequate for our needs, taking into account the risks involved and cost of coverage. However, our product liability insurance may be insufficient to cover potential liabilities. Furthermore, in the future the coverage that we require may be unavailable on commercially reasonable terms, if at all. Even with our current insurance coverage, a product liability claim or recall could materially adversely affect our business or our financial condition.

WE MUST COMPLY WITH STRICT AND COSTLY ENVIRONMENTAL REGULATIONS

     We are subject to stringent federal, state and local laws, rules, regulations and policies that govern the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. In particular, we are subject to laws, rules and regulations governing the handling and disposal of biohazardous materials used in the development and testing of our products. Although we believe that we have complied with these laws and regulations in all material respects and have not been required to take any action to correct any noncompliance, we may have to incur significant costs to comply with environmental regulations if our manufacturing to commercial levels continues to increase. In addition, if a government agency determines that we have not complied with these laws, rules and regulations, we may have to pay significant fines and/or take remedial action that would be expensive.

OUR STOCK PRICE IS HIGHLY VOLATILE AND INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK

     The market price of our common stock, like the securities of many other medical products companies, fluctuates over a wide range, and will likely continue to be highly volatile in the future. The following factors may affect the market price of our common stock:

     1. fluctuation in our operating results;

     2. announcements of technological innovations or new commercial products by us or our competitors;

     3. changes in governmental regulation;

     4. prospects and proposals for health care reform;

     5. governmental or third party payors' controls on prices that our customers may pay for our products;

     6. developments or disputes concerning patent or our other proprietary rights;

     7. public concern as to the safety of our devices or similar devices developed by our competitors; and

     8. general market conditions.

     Because our stock price is so volatile, investing in our common stock is highly risky. A potential investor must be able to withstand the loss of his entire investment in our common stock.

OUR PREFERRED STOCK MAY HAVE THE EFFECT OF PREVENTING OR DELAYING A CHANGE OF CONTROL OF ABAXIS

     Our Board of Directors, without shareholder approval, can issue preferred stock. The issuance of one or more series of preferred stock can (1) adversely effect the rights of the holders of our common stock, (2) can delay or prevent a change of control or (3) make it more difficult for our current shareholders to remove management. Without approval from our shareholders, in September 1996 we issued shares of Series A Preferred Stock; in July 1997 we issued shares of Series B Preferred Stock; in November 1998 we issued shares of Series C Preferred Stock; and in October 2000 we issued shares of Series D Preferred Stock.

WE DO NOT PAY DIVIDENDS

     We have never paid cash dividends, and we do not anticipate paying cash dividends in the future.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

          (1) The description of our common stock contained in our Registration Statement on Form 8-A filed on December 11, 1991.

          (2) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as amended.

          (3) Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2000 and September 30, 2000.

          (4) Our Definitive Proxy Statement for our annual meeting of shareholders filed on September 13, 2000.

          (5) Our Current Report on Form 8-K filed on October 19, 2000.

          (6) Our Amended Current Report on Form 8-K/A filed on January 5, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Shareholder Services
                                  Abaxis, Inc.
                               3240 Whipple Road
                          Union City, California 94587
                                 (510) 441-6161

                          FORWARD-LOOKING INFORMATION

     This prospectus and the documents that we are incorporating by reference contain forward-looking statements. We base these statements on our current expectations, estimates and projections about our industry. Either the beliefs of our management, or the assumptions that they make, form the basis for those expectations, estimates and projections. The safe harbor created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 generally protects Abaxis and the selling shareholders from liability for these statements. You can often recognize such forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions.

     These forward-looking statements do not guarantee future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The "Risk Factor" section starting on page two of this prospectus sets forth some of such risks and uncertainties. The documents that we have incorporated by reference in this prospectus may also set forth risks and uncertainties. These risks and uncertainties could cause actual results to differ materially and adversely from those that we have discussed in the forward-looking statements. We do not undertake an obligation to publicly update any of these forward-looking statements to reflect new information or future events.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by any of the selling shareholders.

                              SELLING SHAREHOLDERS

     The selling shareholders will hold shares of common stock that are issuable upon conversion of the Series D Preferred Stock and upon the exercise of warrants to acquire shares of common stock.

SERIES D PREFERRED STOCK

     We sold an aggregate of 6,578 shares of our Series D Convertible Preferred Stock to certain non-U.S. purchasers on October 4, 2000 and November 23, 2000. The 6,578 shares of Series D Preferred Stock may convert into 943,270 shares of our common stock based upon an initial conversion rate determined by multiplying the number of Series D Preferred Stock shares sold by $1,000 and dividing the resultant number by $7.00, the original conversion price for the Series D Preferred Stock. The conversion price may be adjusted to reflect any stock dividends, stock splits, stock combinations, recapitalizations or similar events. The Series D Preferred Stock will automatically convert into Common Stock on the earlier of any date following October 4, 2001 when the price of our common stock as reported on the Nasdaq National Market System has exceeded $14.00 or on October 4, 2005. However, should the price of our common stock as reported on the Nasdaq National Market System on the first date after October 4, 2005 be below $7.00 per share, then the Series D Preferred Stock shall convert no later than October 4, 2006. Shares of Series D Preferred Stock have no voting rights other than those required by the General Corporation Law of the State of California.

NUMBER OF SHARES OF COMMON STOCK THAT WE MAY ISSUE

     Assuming the full conversion of the Series D Preferred Stock and the exercise of outstanding warrants to purchase 478,900 shares of our Common Stock issued in connection with the sale of the Series D Preferred Stock, we would issue or have issued 1,422,710 shares of our common stock to the selling shareholders and these 1,422,710 shares would represent approximately 8% of our outstanding capital stock as of December 31, 2000.

SELLING SHAREHOLDER TABLE

     The table below lists, in each case as of December 31, 2000:

     1. the name of each selling shareholder;

     2. the number of shares each selling shareholder beneficially owns, assuming the full conversion of the Series D Preferred Stock and the exercise of all outstanding warrants to purchase our Common Stock issued in connection with the Sale of the Series D Preferred Stock;

     3. how many shares of common stock the selling shareholder may resell under this prospectus; and

     4. assuming each selling shareholder sells all the shares listed next to its name, how many shares of common stock each selling shareholder will beneficially own after completion of the offering.

     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by officers, directors and principal shareholders. Except as otherwise indicated, Abaxis believes that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable.

     In order to prevent dilution to the selling shareholders, these numbers may also change because of (1) stock splits, (2) stock dividends or (3) similar events involving our common stock.

     We may amend or supplement this prospectus from time to time in the future to update or change this list of selling shareholders and shares which may be resold.

                                           BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING     SHARES TO BE      AFTER THE OFFERING
                                          ----------------------    SOLD IN THE     -----------------------
          SELLING SHAREHOLDER              SHARES       PERCENT       OFFERING         SHARES       PERCENT
          -------------------             ---------    ---------    ------------    ------------    -------
Banca del Gottardo......................                               578,571        578,571         3.3%
  Viale S. Franscini 8
  6900 Lugano
  Switzerland
NeoMed Innovations ASA..................   422,541        2.7%          96,428        518,969         3.0
  Parkveien I5
  0256 Oslo
  Norway
NeoMed Fund.............................                               192,857        192,857         1.1
  Parkveien 55
  0256 Oslo
  Norway
Vladimir Ostoich........................   146,328          *           29,314        175,642         1.0
  Vice President, Engineering
Mosely Limited Partnership..............                                28,928         28,928           *
Laddie John Dill........................                                 4,821          4,821           *
Frederick Gardner.......................                                 9,462          9,462           *
G. Tilton Gardner.......................                                 9,642          9,462           *
Peter Koepke............................                                 9,642          9,462           *
Michael Pressman........................                                19,285         19,285           *
Silk, Inc. .............................                                 4,821          4,821           *
Martha Aron Trust.......................                                 9,642          9,462           *
  Affiliate of Our Vice President,
  Research and Development
Ronald and Laurette Blasig..............                                19,285         19,285           *
Michael Mercer..........................     4,500          *            8,392         12,892           *
  Vice President, Domestic Marketing and
  Sales
Robert Milder...........................    42,400          *            3,857         46,257           *
  Vice President, Operations
Clinton H. Severson.....................   115,000          *           29,507        144,507           *
  Chairman of the Board of Directors,
  President and Chief Executive Officer
OMT Capital Management..................                                14,464         14,464           *
E. Brooke Alexander.....................                                 9,642          9,642           *
Argossey, Ltd. .........................                                15,621         15,621           *
Johnny Barbis...........................                                 4,821          4,821           *
Robert Lee Biggs........................                                19,285         19,285           *
Peter Colgan............................                                 9,642          9,642           *
G. Tilton Gardner.......................                                35,678         35,678           *
Stephen Genender........................                                 4,821          4,821           *
Louis Horwitz...........................                                 9,642          9,642           *

                                           BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING     SHARES TO BE      AFTER THE OFFERING
                                          ----------------------    SOLD IN THE     -----------------------
          SELLING SHAREHOLDER              SHARES       PERCENT       OFFERING         SHARES       PERCENT
          -------------------             ---------    ---------    ------------    ------------    -------
Edward Kitchen..........................                                54,000         54,000           *
IRA FBO James McPhail...................                                 4,821          4,821           *
Odyssey Venture Partners LP.............                                15,814         15,814           *
Oxcal Venture Partners..................                                19,285         19,285           *
Gruntal Securities......................                               150,000        150,000           *
     Total..............................                             1,422,170

-------------------------
* Less than one percent

                              PLAN OF DISTRIBUTION

     The selling shareholders may sell their shares of common stock in one or more transactions, which may involve block transactions,

     1. on the Nasdaq National Market;

     2. on such other markets on which our common stock may from time to time be trading;

     3. in privately-negotiated transactions;

     4. through the writing of options on the shares of common stock, short sales or any combination of the two.

     The selling shareholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling shareholders.

     The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. In addition, the selling shareholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. These provisions may limit the timing of purchases and sales of any of common stock by the selling shareholders or any other such person. The foregoing may affect the marketability of the shares of common stock.

     We have agreed to use our best efforts to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date when the selling shareholders have resold all of the shares of their registered common stock pursuant to Rule 144, Regulation S or an effective registration statement or (2) one year from the date that the SEC declares the Registration Statement effective.

                                 LEGAL MATTERS

     Gray Cary Ware & Freidenrich LLP will issue an opinion about the legality of the shares for us.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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     No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

                                  ABAXIS, INC.

                              1,422,170 Shares of
                                  Common Stock

                           -------------------------
                                   PROSPECTUS
                           -------------------------


                                January 22, 2001


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